Mail Stop 6010

January 16, 2008

Christopher J. Calhoun
Chief Executive Officer
Cytori Therapeutics, Inc.
3020 Callan Road
San Diego, California 92121

Via U S Mail and FAX [(858) 458-0994]

> **Re: Cytori Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-32501**

Dear Mr. Calhoun:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                                    Sincerely,

                                                    Martin F. James
                                                    Senior Assistant Chief Accountant